# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Centene Corp, CIK 0001071739
CUSIP: 15135B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7700 Forsyth Boulevard, St. Louis, Missouri (MO), 63105
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001374170

## Reporting persons
- Norges Bank: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Norway (Q8); sole voting power 25,441,866; shared voting power 0; sole dispositive power 25,357,664; shared dispositive power 871,890; aggregate amount beneficially owned 25,444,853 (5% of the class)

## Item 1. Issuer
Name of issuer: Centene Corp
Address of issuer's principal executive offices: 7700 Forsyth Boulevard, St. Louis, Missouri, 63105

## Item 2. Person Filing
Name of person filing: Norges Bank
Address of principal business office or, if none, residence: Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: investment adviser

## Item 4. Ownership
Amount beneficially owned: 25,444,853
Percent of class: 5.0
Sole power to vote or to direct the vote: 25,441,866
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 25,357,664
Shared power to dispose or to direct the disposition: 87,189

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported herein are invested on behalf of the Government of Norway.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Norges Bank: Stanislav Boiadjiev, Business and Regulatory Compliance (02/11/2025)